March 1, 2017 Dear Shareholder: We already have two months of 2017 behind us and in a few weeks we will be moving our clocks ahead for daylight savings time. This is symbolic as we look ahead and begin to plan for our future. I’m sure you are already aware that on February 16 the Board of Directors of Independent Alliance Banks, Inc. and First Merchants Corporation approved an agreement to become partners in community banking. Pending final approvals, iAB will join the First Merchants’ team of talented financial professionals and continue to provide enhanced products and services in a new regional operation. We believe you’ll find First Merchants to be a natural extension of iAB. Our companies share a commitment to personal service, long-term customer relationships, community involvement and Midwestern values. Founded in 1893 and headquartered in Muncie, Indiana, First Merchants Corporation is a $7.2 billion financial services holding company. The combined organization will be approximately $8.6 billion providing trusted advice to local communities through over 115 locations throughout 31 counties in Indiana, as well as two counties in both Illinois and Ohio. We’re convinced our planned partnership will prove to be mutually beneficial to our shareholders, communities, customers, and employees. Looking forward, the combined strength of our companies will allow us to offer a wider array of services, more access and a better overall banking experience. The application for merger will be submitted to the appropriate government agencies for regulatory approval. We anticipate completion by third quarter. In light of this transaction, we will postpone our regular Annual Meeting of Shareholders from the normal April meeting to sometime in June or July. More information will be forthcoming. As we reflect on 2016, we are thankful for the achievements and overall record financial performance of Independent Alliance Banks, Inc. (IAB). Here is a year-to-date summary of financial performance of IAB for the last two years through December 31: 2016 2015 Net Income $10.2 million $9.5 million Earnings per share $2.50 $2.32 Total Assets $1.09 billion $1.05 billion Total Loans $753 million $712 million Total Deposits $861 million $804 million Total Capital $122 million $118 million Return on Assets .94% .91% Return on Equity 8.35% 8.23% I am pleased to announce that the Board of Directors approved another quarterly dividend from IAB. For shareholders of record as of February 15, a dividend in the amount of $.22 per share will be paid. Your dividend payment will be available to you on Wednesday, March 1, if it is automatically deposited into your account. Otherwise, your dividend check is enclosed. I appreciate your business and continued support, Michael C. Marhenke President and CEO Filed by First Merchants Corporation pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Independent Alliance Banks, Inc. Commission Securities Exchange Act File No: 000-17071